SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                                  Schedule 13G
                                (Amendment No.__)

                           MEDICALOGIC/MEDSCAPE, INC.
                                (Name of Issuer)

                      Common Stock, no par value per share
                         (Title of Class of Securities)

                                    584642102
                                 (CUSIP Number)

                                January 26, 2001
                                ----------------
             (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:
           Rule 13d-1(b)
      |X|  Rule 13d-1(c)
           Rule 13d-1(d)

(1)   Name of reporting person:  General Motors Corporation
      I.R.S. Identification No. Of Above Person (Entities Only):  38-0572515

(2)   Check the appropriate box if a member of a group (see instructions):

(3)   SEC use only:

(4)   Citizenship or place of organization:  Delaware

Number of shares beneficially owned by each reporting person with:

(5)   Sole voting power:  5,000,000

(6)   Shared voting power:  0

(7)   Sole dispositive power: 5,000,000

(8)   Shared dispositive power: 0

(9)   Aggregate amount beneficially owned by each reporting person:  5,000,000

(10)  Check if aggregate amount in row (9) excludes certain shares:

(11)  Percent of class represented by amount in row (9):  7.5%

(12)  Type of reporting person (see instructions):  CO


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Item 1(a).  Name of issuer:  MedicaLogic/Medscape, Inc.

Item 1(b). Address of the issuer's principal executive offices: 20500 N.W. Evergreen Parkway, Hillsboro, Oregon 97124.

Item 2(a).  Name of person filing:  General Motors Corporation.

Item 2(b). Address of principal executive offices: General Motors Global Headquarters at the Renaissance Center, 100 Renaissance Center, P.O. Box 100, Detroit, Michigan 48265-1000.

Item 2(c).  Citizenship:  Delaware corporation.

Item 2(d).  Title of class of securities:  Common Stock, no par value.

Item 2(e).  584642102.

Item 3. If this statement is filed pursuant toss.240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a :

      (a)   Broker or dealer registered under section 15 of the Act (15 U.S.C.
            78o).

      (b)   Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

      (c) Insurance company as defined in the Section 3(a)(19) of the Act (15 U.S.C. 78c).

      (d) Investment company registered under section 8 of the Investment Company Act of 1940

      (e)   An investment adviser in accordance withss.240.13d-1(b)(1)(ii)(E).

      (f) An employee benefit plan or endowment fund in accordance with ss.240.13d-1(b)(1)(ii)(F).

      (g) A parent holding company or control person in accordance with ss.240.13d-1(b)(1)(ii)(G).

      (h)   An investment adviser in accordance withss.240.13d-1(b)(1)(ii)(E).

      (i) A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (1 U.S.C. 1813).

      (j)   Group, in accordance withss.240.13d-1(b)(1)(ii)(J).


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Item 4.           Ownership.

(a)   Amount beneficially owned:  5,000,000 shares.
(b)   Percent of class:  7.5%
(c)   Number of shares as to which the person has:
(i)   Sole power to vote or to direct the vote:  5,000,000.
(ii)  Shared power to vote or to direct the vote: 0.
(iii) Sole power to dispose or to direct the disposition of:  5,000,000.
(iv)  Shared power to dispose or to direct the disposition of:  0.

Item 5. Ownership of 5 Percent or Less of a Class. If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following .

Item 6. Ownership of More than 5 Percent on Behalf of Another Person. Not applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person. Not applicable.

Item 8. Identification and Classification of Members of the Group. Not applicable.

Item 9.  Notice of Dissolution of the Group.  Not applicable.

Item 10. Certifications.

            By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired or are not held in connection with or as a participant in any transaction having that purpose or effect.

            Signature.

            After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



Date:  January 31, 2001             /s/ Thomas A. Gottschalk
                                    ------------------------
                                    Thomas A. Gottschalk
                                    Senior Vice President and
                                    General Counsel